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Law Department/Product Filing Unit

One Orange Way, C2N

Windsor, CT 06095

J. Neil McMurdie

Senior Counsel

Phone:  860-580-2824 | Email:  neil.mcmurdie@voya.com

August 27, 2015

                                                                                                                                                EDGARLINK

United States Securities and Exchange Commission

100 F Street, NE, Room 1580

Washington, DC  20549

Re:          Voya Insurance and Annuity Company (formerly ING USA Annuity and Life Insurance Company)

                Prospectus Title:  Voya Retirement Protector Annuity (formerly ING Retirement Protector Annuity)

File No.  333-133152 (formerly #333-123936 and #333-116137)

                Rule 477 Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

On June 3, 2004, Voya Insurance and Annuity Company (the “Registrant”) submitted for filing under the Securities Act of 1933 (the “’33 Act”) an initial registration statement on Form S-2 for the above-referenced Voya Retirement Protector Annuity contract (the “Annuity Contract”).  The initial registration statement was subsequently amended by pre-effective amendment on Form S-2/A on August 13, 2004 (SEC Accession No. 0000837276-04-000312), which was declared effective on August 18, 2004.  The registration statement was subsequently amended on Form S-2 on April 8, 2005 and on Form S-1 on April 7, 2006, April 30, 2007, and April 28, 2008.

The Annuity Contract was first made available for sale on March 7, 2005, but sales were discontinued on August 7, 2006.  Since that time all previously sold interests in the Annuity Contract have been redeemed and there are no contract owners that have an interest in the Annuity Contract.  Because there is no intention to offer the Annuity Contract for future sales and no one has any outstanding interest in the Annuity Contract, we respectfully request withdrawal of the above-referenced Registration Statement and any and all amendments and definitive filings associated with it, pursuant to Rule 477 under the ’33 Act.

Please contact me with your questions or comments.

Respectfully,

/s/ J. Neil McMurdie

J. Neil McMurdie

Senior Counsel

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